

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 24, 2023

Andre Fernandez
Chief Financial Officer
WeWork Inc.
575 Lexington Avenue
New York , NY 10022

   Re: WeWork Inc.
    Form 10-K for the year ended December 31, 2021
    File No. 001-39419

Dear Andre Fernandez:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction